UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding a Capital Increase of Securities Subsidiary

Tokyo, April 21, 2011 — Mitsubishi UFJ Securities Holdings Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., subsidiaries of Mitsubishi UFJ Financial Group, Inc. (MUFG), has today announced a notice regarding underwriting a capital increase of subsidiary and an announcement regarding issuance of new shares by third-party allotment. Details are provided in the attached document.

MUFG’s financial results are currently being prepared and will be announced at the time of the earnings release for the fiscal year ended March 31, 2011.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

April 21, 2011

Mitsubishi UFJ Securities Holdings Co., Ltd.

Notice regarding Underwriting a Capital Increase of Subsidiary

Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”) hereby announces its decision to subscribe to all the shares to be issued by its subsidiary, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) through a third-party allotment. Details are as follows:

1. The reason for subscription for shares in the Third Party Allotment

MUMSS, a subsidiary of MUSHD, posted a loss in part of its fixed-income position trading business. By undertaking this capital increase, MUSHD aims to improve and strengthen the capital base of MUMSS and its financial position.

2. Outline of MUMSS

(1)	Company Name	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
(2)	Representative	Fumiyuki Akikusa, President & CEO
(3)	Head office location	5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005
(4)	Commencement of operations	March 4, 1948
(5)	Main business details	Financial Instrument Trading Business
(6)	Capital	¥3 billion
(7)	Major Shareholders and ownership percentage
		Mitsubishi UFJ Securities Holdings	60%
		Morgan Stanley Japan Holdings	40%

3. Details of Subscription for shares

(1)	Number of shares to be newly issued 15,000 shares
(2)	Offer method	Third-Party Allotment fully allocated to MUSHD
(3)	Issue price	¥2,000,000 per share
(4)	Total amount issued	¥30 billion
(5)	Payment date	April 22, 2011

4. Financial performance outlook

MUSHD’s net loss for FY2011 is expected to be ¥ 50 billion.

Note: The above earnings forecast is based on information available as of the release of this announcement and may differ from actual results.

End of document

April 21, 2011

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Announcement Regarding Issuance of New Shares by Third-party Allotment

Mitsubishi UFJ Morgan Stanley Securities Co. Ltd., (“MUMSS”) announces that it has resolved to issue new shares by third-party allotment at the meeting of the Boards of Directors held on April 21, 2011.

1. Outline of Offer of Shares issued by Third-Party allotment

(1)	Number of shares to be newly issued	15,000 shares
(2)	Offer method	Third-party allotment
(3)	Allotted party	Mitsubishi UFJ Securities Holdings Co., Ltd. 100%
(4)	Offer price	¥2,000,000 per share
(5)	Total amount issued	¥30 billion
(6)	Total amount capitalized and capital reserves
Capital stock ¥15 billion
Capital surplus ¥15 billion
(7)	Payment date	April 22, 2011

2. Reason for capital increase

In a volatile market environment, MUMSS posted a loss in a part of its fixed-income position trading business. In view of the prevailing conditions in the market and recent performance, MUMSS therefore decided to downsize a part of its fixed-income position trading business to minimize its risk position. Due largely to this factor, MUMSS anticipates a net loss of ¥145 billion for the fiscal year ended March 2011 (4th Quarter: net loss of ¥126 billion).

To accommodate the above, MUMSS will issue new shares through a third-party allotment as a measure for improving and strengthening the capital base of MUMSS and restoring its capital adequacy ratio.

3. Future Outlook

As a result of the above capital increase, MUMSS’s capital adequacy ratio after the allotment is expected to be around 250%, which is at a sufficient level.

Given such circumstances, MUMSS will comprehensively implement a “client transaction-centered business model” through a drastic review of its Global Markets business operating framework, and strengthen its risk management framework in light of advice from our advisor, Ernst & Young ShinNihon LLC, a member firm of the Ernst & Young Global Limited.

MUMSS will also strengthen its profitability by further strengthening business collaboration with Mitsubishi UFJ Financial Group (MUFG) and will comprehensively reduce its expenses.

Note: The above forward-looking net loss for the fiscal year ended March 2011 and capital adequacy ratio after the allotment is calculated on the basis of information available as of the date of this announcement. Therefore, actual results may differ from projections indicated in this announcement.

End of document